OMB APPROVAL
                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                         (Amendment No. 1)*

               American Communications Services, Inc.
                          (name of Issuer)

                    Common Stock, $.01 Par Value
                   (Title of Class of Securities)

                            02520B 10 2
                          (CUSIP Number)

                         Donna B. Charlton
          c/o The Huff Alternative Income Fund, L.P.
                           67 Park Place
                      Morristown, N.J.  97960
                           (201) 984-5818



   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                           April 15, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. ___

Check the following box if a fee is being paid with the statement. _____ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


               Exhibit Index appears on Page - __
                                                         Page 2
CUSIP No. 02520B  10 2

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person

     The Huff Alternative Income Fund, L.P.

2    Check the Appropriate Box if a Member of a Group*
     (a) ____
     (b) __X_

3    SEC Use Only

4    Source of Funds

     WC

5    Check Box if Disclosure of Legal Proceedings is        ___

     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

                    7    Sole Voting Power
Number of                     -0-
Shares
Beneficially        8    Shared Voting Power
Owned By                 15,090,140
Each
Reporting           9    Sole Dispositive Power
Person                   -0-
With
                    10   Shared Dispositive Power
                         15,090,140

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,090,140

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                ____

13   Percent of Class Represented by Amount in Row (11)
     41.8%

14   Type of Reporting Person*
     PN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02520B  10 2                                   Page 3

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person

     WRH Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*
     (a) ____
     (b) __X_

3    SEC Use Only

4    Source of Funds
     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                _____

6    Citizenship or Place of Organization

     Delaware


                    7    Sole Voting Power
Number of                     -0-
Shares
Beneficially        8    Shared Voting Power
Owned By                 15,090,140
Each
Reporting           9    Sole Dispositive Power
Person                   -0-
With
                    10   Shared Dispositive Power
                         15,090,140

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,090,140

12   Check Box if the Aggregate Amount in Row (11)               _____
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)
     41.8%

14   Type of Reporting Person*
     OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02520B  10 2                                   Page 4

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person

     Paladin Court Co., Inc.

2    Check the Appropriate Box if a Member of a Group*
     (a) ____
     (b) __X_

3    SEC Use Only

4    Source of Funds

     AF

5    Check Box if Disclosure of Legal Proceedings is        _____
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization
     Delaware

                         7    Sole Voting Power
Number of                     -0-
Shares
Beneficially             8    Shared Voting Power
Owned By                      15,090,140
Each
Reporting                9    Sole Dispositive Power
Person                        -0-
With
                         10   Shared Dispositive Power
                              15,090,140

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,090,140

12   Check Box if the Aggregate Amount in Row (11)          ____
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)
     41.8%

14   Type of Reporting Person*
     CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 02520B  10 2                                   Page 5

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person

     DBC II Corp.

2    Check the Appropriate Box if a Member of a Group*
     (a) _____
     (b) ___X_

3    SEC Use Only

4    Source of Funds

     AF

5    Check Box if Disclosure of Legal Proceedings is        _____
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization
     Delaware

                         7    Sole Voting Power
Number of                     -0-
Shares
Beneficially             8    Shared Voting Power
Owned By                      15,090,140
Each
Reporting                9    Sole Dispositive Power
Person                        -0-
With
                         10   Shared Dispositive Power
                              15,090,140

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,090,140

12   Check Box if the Aggregate Amount in Row (11)          ____
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)
     41.8%

14   Type of Reporting Person*
     CO




USIP No. 02520B  10 2                                    Page 6

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person

     William R. Huff

2    Check the Appropriate Box if a Member of a Group*
     (a) ____
     (b) __X_

3    SEC Use Only

4    Source of Funds
     AF

5    Check Box if Disclosure of Legal Proceedings is        ____

     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization
     United States

                         7    Sole Voting Power
Number of                     24,000
Shares
Beneficially             8    Shared Voting Power
Owned By                      15,090,140
Each
Reporting                9    Sole Dispositive Power
Person                        24,000
With
                         10   Shared Dispositive Power
                              15,090,140

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,114,140

12   Check Box if the Aggregate Amount in Row (11)          __X_
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)
     41.9%

14   Type of Reporting Person*
     IN




CUSIP No. 02520B  10 2                                   Page 7

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person

     Donna B. Charlton

2    Check the Appropriate Box if a Member of a Group*
     (a) _____
     (b) ___X_

3    SEC Use Only

4    Source of Funds
     AF

5    Check Box if Disclosure of Legal Proceedings is        ____
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization
     United States

                         7    Sole Voting Power
Number of                     -0-
Shares
Beneficially             8    Shared Voting Power
Owned By                      15,090,140
Each
Reporting                9    Sole Dispositive Power
Person                        -0-
With
                         10   Shared Dispositive Power
                              15,090,140

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     15,090,140

12   Check Box if the Aggregate Amount in Row (11)          ___X_
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)
     41.8%

14   Type of Reporting Person*
     IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D dated February 13, 1995 is hereby amended to add the information set forth below.

Item 2.   Identity and Background

Item 2(a) is amended to read as follows:

This statement is filed by: (i) The Huff Alternative Income Fund, L.P., a Delaware limited partnership (the "Fund"), with respect to 14,086,960 shares of Common Stock (the "Regular Shares") and, in addition, certain Derivative Securities (as defined below) , which entitle the Fund to acquire, in the aggregate, 14,086,960 shares of Common Stock (the "Shares Underlying the Derivative Securities"), and Warrants (as defined below), which entitle the Fund to acquire, in the aggregate, 803,180 shares of Common Stock (the "Warrant Shares"), (ii) WRH Partners, L.L.C., a Delaware limited liability company ("WRH") and General Partner of the Fund, with respect to the Regular Shares, certain Shares Underlying the Derivative Securities and Warrant Shares (collectively, the "Securities") held by the Fund;
(iii) Paladin Court Co., Inc., a Delaware corporation ("Paladin") and a General Manager of WRH, with respect to the Securities held by the Fund; (iv) DBC II Corp., a Delaware corporation ("DBC") and a General Manager of WRH, with respect to the Securities held by the Fund; and (v) each of William R. Huff ("Huff") and Donna
B. Charlton ("Charlton"), the sole shareholders of Paladin and DBC, respectively, with respect to the Securities held by the Fund and, in the case of Huff, an additional 24,000 shares of Common Stock he owns directly, and, in the case of Charlton, with respect to Derivative Securities that entitle her to acquire, in the aggregate, an additional 7,000 shares of Common Stock she owns directly. As used in this statement, the term "Derivative Securities" means, collectively, (i) a warrant dated June 26, 1995, which is exercisable at the option of the holder, at any time, to purchase from the Company, for $1.79 a share, up to 100,000 shares of Common Stock, subject to antidilution adjustments and (ii) a warrant dated June 26, 1995, which is exercisable at the option of the holder, at any time, to purchase from the Company, for $2.50 a share, up to 100,000 shares of Common Stock, subject to antidilution adjustments. As used in this statement, the term "Warrants" means 10,000 Warrants dated July 10, 1997, which are exercisable at the option of the holder at any time until January 1, 2004, to purchase from the Company, for $7.15 per share, up to 80.318 shares of Common Stock for each Warrant, subject to an increase of 22.645 shares for each Warrant in the event the Company fails to raise net proceeds of at least $50 million through the issue and sale of its "Qualified Stock" (as defined in Item 3 below), other than preferred stock, on or before December 31,1998, and also subject to antidilution protection. The Fund, WRH, Paladin, DBC, Huff and Charlton are sometimes referred to collectively in this statement as the "Reporting Persons."

Item 3.   Source and Amount of Funds and Other Consideration

Item 3 is amended by adding the following:

On April 15, 1997, the Fund purchased 2,099,125 shares of Common Stock ("Additional Shares") from the Company in a registered public offering at a purchase price of $4.70 per share. The Fund paid no underwriting discount with respect to those shares.

Pursuant to a Purchase Agreement dated July 10, 1997 among the Company and the persons listed on Schedule 1 thereto (the "Units Purchase Agreement"), the Fund acquired in a private placement 10,000 Units ("Units") consisting of 14-3/4% Redeemable Preferred Stock due 2008 and Warrants. The purchase price was $10,000 per Unit and was paid from working capital of the Fund. Each Warrant is exercisable at any time at the option of the holder to purchase 80.318 shares of Common Stock, subject to an increase of
22.645 shares of Common Stock in the event the Issuer fails to raise net proceeds of at least $50 million through the issue and sale of its "Qualified Stock," other than preferred stock, on or before December 31,1998, and also subject to antidilution protection. The Warrants have an exercise price of $7.15 per share and expire at 5:00 p.m., New York time, on January 1, 2004. "Qualified Stock" consists of any class of capital stock other than capital stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, or otherwise, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable a the option of the holder thereof, or is exchangeable for indebtedness of the Issuer at any time, in whole or in part, on or prior to the expiration date of the Warrants.

The foregoing summary of the Warrant Purchase Agreement does not purport to be a complete description of that agreement and is qualified in its entirety by reference to that agreement, which is annexed hereto as an exhibit and incorporated herein by reference.

Item 4.   Purpose of the Transaction

Item 4 is amended by adding the following:

The Fund purchased the Additional Shares and Units for investment purposes.

Pursuant to the Warrant Purchase Agreement, the Fund purchased the Warrants for investment purposes.

Item 5.   Interest in Securities of the Issuer

Items 5A(a), A(b), B(a), B(b), C(a), (b), D(a), D(b), E(a), E(b),
F(a) and F(b) are amended to be as follows:

     A.   The Huff Alternative Income Fund, L.P.

          (a)  Aggregate number of shares of Common Stock
               beneficially owned:
               15,090,140
                    Percentage:  41.8%  The percentages used in
                    item 5 are calculated based upon the shares
                    of Common Stock stated by the Company to be
                    issued and outstanding as of September 30,
                    1997, as reflected on the Company's Form 10-Q
                    for the fiscal quarter ended September 30,
                    1997.
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    15,090,140
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  15,090,140

     B.   WRH Partners, L.L.C.

          (a) Aggregate number of shares of Common Stock beneficially owned: 15,090,140
                    Percentage:  41.8%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    15,090,140
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  15,090,140

     C.   Paladin Court Co., Inc.

          (a) Aggregate number of shares of Common Stock beneficially owned: 15,090,140
                    Percentage:  41.8%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    15,090,140
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  15,090,140
          (c) Other than as reported in item 4 above, there were no transactions by the Reporting Persons during the past sixty days.

     D.   DBC II Corp.

          (a) Aggregate number of shares of Common Stock beneficially owned: 15,090,140
                    Percentage:  41.8%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    15,090,140
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  15,090,140

     E.   William R. Huff

          (a)  Aggregate number of shares of Common Stock
               beneficially owned:  15,114,190
                    Percentage:  41.9%
          (b)  1.   Sole power to vote or to direct vote:  24,000
               2.   Shared power to vote or to direct vote:
                    15,090,140
               3.   Sole power to dispose or to direct the
                    disposition:  24,000
               4.   Shared power to dispose or to direct the
                    disposition:  15,090,140

     F.   Donna B. Charlton

          (a) Aggregate number of shares of Common Stock beneficially owned: 15,097,140
                    Percentage:  41.8%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    15,090,140
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  15,090,140

Item 7.   Material to Be Filed as Exhibits

Item 7 is amended by adding the following:

Exhibit J - Purchase Agreement, dated July 10, 1997, among the
Issuer and the persons listed on Schedule 1 thereto

Exhibit K - Purchase Agreement, dated April 15, 1997, among the
Issuer and the persons listed on Schedule 1 thereto















































                            SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    January 20, 1998




/s/ William R. Huff        THE HUFF ALTERATIVE INCOME FUND, L.P.
William R. Huff,
Individually                       By:  WRH Partners, L.L.C.
                                        General Partner

Paladin Court Co., Inc.            By:  DBC II Corp.
                                        General Manager


By:  /s/ William R. Huff           By:   /s/ Donna B. Charlton
     William R. Huff                    Donna B. Charlton
     President                          President


/s/ Donna B. Charlton              WRH Partners, L.L.C.
    Donna B. Charlton,
Individually                       By:  DBC II Corp.
                                        General Manager


DBC II Corp.                       By:  /s/ Donna B. Charlton
                                        Donna B. Charlton
                                        President
By:  /s/ Donna B. Charlton
     Donna B. Charlton
     President













                         INDEX TO EXHIBITS

Exhibit                                                Page No.

Exhibit J - Purchase Agreement,
dated July 10, 1997, among the
Issuer and the persons listed on
Schedule 1 thereto

Exhibit K - Purchase Agreement,
dated April 15, 1997, among the
Issuer and the persons listed on
Schedule 1 thereto

































*SEE INSTRUCTIONS BEFORE FILLING OUT!